Mail Stop 3010

April 14, 2010

VIA USMAIL and FAX (312) 881 - 6653

Ms. Alicia Borst Derrah
Chief Financial Officer
Man-AHL 130, LLC
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

> **Re:** **Man-AHL 130, LLC**
> **Form 10-K for the year ended 3/31/2009**
> **Filed on 6/29/2009**
> **File No. 000-53217**

Dear Ms. Alicia Borst Derrah:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief